                                      Filed by Pioneer Natural Resources Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                 Subject Company: See List Below
                                                   Commission File No. 333-59094



Company
-------
Parker & Parsley 81-I, Ltd.                                       Parker & Parsley 88-A Conv., L.P.
Parker & Parsley 81-II, Ltd.                                      Parker & Parsley 88-A, L.P.
Parker & Parsley 82-I, Ltd.                                       Parker & Parsley 88-B Conv., L.P.
Parker & Parsley 82-II, Ltd.                                      Parker & Parsley 88-B, L.P.
Parker & Parsley 82-III, Ltd.                                     Parker & Parsley 88-C Conv., L.P.
Parker & Parsley 83-A, Ltd.                                       Parker & Parsley 88-C, L.P.
Parker & Parsley 83-B, Ltd.                                       Parker & Parsley Producing Properties 88-A, L.P.
Parker & Parsley 84-A, Ltd.                                       Parker & Parsley Private Investment 88, L.P.
Parker & Parsley 85-A, Ltd.                                       Parker & Parsley 89-A Conv., L.P.
Parker & Parsley 85-B, Ltd.                                       Parker & Parsley 89-A, L.P.
Parker & Parsley Private Investment 85-A, Ltd.                    Parker & Parsley 89-B Conv., L.P.
Parker & Parsley Selected 85 Private Investment, Ltd.             Parker & Parsley 89-B, L.P.
Parker & Parsley 86-A, Ltd.                                       Parker & Parsley Private Investment 89, L.P.
Parker & Parsley 86-B, Ltd.                                       Parker & Parsley 90-A Conv., L.P.
Parker & Parsley 86-C, Ltd.                                       Parker & Parsley 90-A, L.P.
Parker & Parsley Private Investment 86, Ltd.                      Parker & Parsley 90-B Conv., L.P.
Parker & Parsley 87-A Conv., Ltd.                                 Parker & Parsley 90-B, L.P.
Parker & Parsley 87-A, Ltd.                                       Parker & Parsley 90-C Conv., L.P.
Parker & Parsley 87-B Conv., Ltd.                                 Parker & Parsley 90-C, L.P.
Parker & Parsley 87-B, Ltd.                                       Parker & Parsley Private Investment 90, L.P.
Parker & Parsley Producing Properties 87-A, Ltd.                  Parker & Parsley 90 Spraberry Private Development, L.P.
Parker & Parsley Producing Properties 87-B, Ltd.                  Parker & Parsley 91-A, L.P.
Parker & Parsley Private Investment 87, Ltd.                      Parker & Parsley 91-B, L.P.



                        [PIONEER NATURAL RESOURCES LOGO]


                                  NEWS RELEASE
--------------------------------------------------------------------------------
                       INVESTOR RELATIONS CONTACT: SUSAN SPRATLEN (972) 444-9001


                 PIONEER FILES PROPOSAL TO ACQUIRE PARTNERSHIPS

DALLAS, TEXAS, APRIL 18, 2001 - PIONEER NATURAL RESOURCES COMPANY ("PIONEER") (NYSE:PXD) (TSE:PXD announced today the filing of a registration statement with the Securities and Exchange Commission ("SEC") proposing an agreement and plan of merger among Pioneer, Pioneer Natural Resources USA, Inc. ("Pioneer USA"), a wholly-owned subsidiary of Pioneer, and 46 Parker & Parsley limited partnerships. Each partnership that approves the proposals will merge with and into Pioneer USA, and the partnership interests of each such partnership will be converted into the right to receive cash and Pioneer common stock. Pioneer has not set a minimum number of partnerships that must participate in order to complete any of the mergers. Pioneer USA is the sole or managing general partner of the partnerships.

If the limited partners of those partnerships approve the mergers, Pioneer will acquire additional working interests in wells predominantly located in the Spraberry field in the Permian Basin of West Texas, a significant core area for Pioneer. The mergers will allow Pioneer to further consolidate Spraberry operations and reduce production costs.

The amount Pioneer will pay for the partnership interests will be based on the partnerships' reserves values and net working capital as of March 31, 2001. The reserves values have been derived from the present value of estimated future net revenues from the partnerships' oil and natural gas reserves at March 31, 2001, based on average NYMEX long-term oil and natural gas prices. Pioneer will include in its offer the partnerships' net working capital as of March 31, 2001. Pioneer estimates that its offer will be approximately $102 million to the unaffiliated limited partners. The amount of cash to be paid will equal 25% of the merger value, and the remaining 75% will be paid in shares of Pioneer common stock based on its average closing price for the ten trading days ending three trading days before the date of the special meeting of limited partners to be held later this year. The purchase price will be allocated among the limited partners as though the partnerships sold their assets and liquidated in accordance with the partnership agreements.

Pioneer USA will consider offers from third parties to purchase any partnership or its assets. Those who wish to make an offer for any partnership must demonstrate to Pioneer USA's reasonable satisfaction their financial ability and willingness to complete such a transaction. Before reviewing non-public information about a partnership or its assets, a third party will need to enter into a customary confidentiality agreement. Pioneer USA will provide interested third parties with more specific information about the price it is offering to each partnership. Offers should be at prices and on terms that are fair to the partners of the partnership and more favorable to the limited partners than the price and terms that Pioneer USA has proposed.

Persons interested in making an offer should contact Timothy L. Dove or Mark L. Withrow, Board of Directors, Pioneer Natural Resources USA, Inc., 1400 Williams Square West, 5205 North O'Connor Boulevard, Irving, Texas 75039 (972-444-9001) before July 31, 2001.

Subject to the timing of the SEC's review and comments on the preliminary prospectus and proxy statements, Pioneer and Pioneer USA anticipate mailing the offering materials in mid-summer. The mergers will require the approval of a majority of the limited partners in each partnership (two thirds of the limited partners for two of the partnerships). If approved, Pioneer anticipates closing the mergers during the third quarter of 2001.

A registration statement relating to these shares of Pioneer common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

No solicitation will be made using preliminary materials. Nonetheless, copies of the preliminary proxy statement/prospectus may be obtained without charge upon request from Pioneer Natural Resources Company, 1400 Williams Square West, 5205 North O'Connor Blvd., Irving, Texas 75039, Attention: Investor Relations.

INVESTORS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, WHEN THEY ARE FINALIZED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS. INVESTORS MAY ALSO OBTAIN THE PRELIMINARY AND (WHEN FILED) FINAL DOCUMENTS RELATING TO THE PROPOSED MERGERS FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Canada, Argentina and South Africa. Pioneer's headquarters are in Dallas. For more information, visit Pioneer's website at www.pioneernrc.com.

Except for historical information contained herein, the statements in this Press Release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer Natural Resources Company are subject to a number of risks and uncertainties that may cause Pioneer's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the necessity for limited partner approval of the mergers, which the limited partners may withhold in their sole discretion, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves or implement its business plans, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, and environmental risks. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission.